     NOTICE: THIS LETTER HAS BEEN AMENDED BY APPENDIX C, DATED AS OF AUGUST 28, 1996, WHICH CONTAINS IMPORTANT EXPLANATORY MATERIAL FOR READERS OF THIS LETTER AND MUST BE CONSIDERED AN INTEGRAL PART HEREOF. BOTH APPENDIX C AND THIS LETTER MUST BE READ IN THEIR ENTIRETY IN ORDER TO UNDERSTAND THE SCOPE, LIMITATIONS, AND CONCLUSIONS INHERENT IN THE MILLIMAN & ROBERTSON, INC. ACTUARIAL ANALYSIS.

                                                                    EXHIBIT 99.3

                    [LETTERHEAD MILLIMAN & ROBERTSON, INC.]

                                 April 23, 1996

Mr. Richard A. Watson
Senior Vice President & Treasurer
Textron Inc.
40 Westminster Street
Providence, RI 02903-2596

Dear Rick:

INTRODUCTION AND SCOPE

     You asked Milliman & Robertson to review Paul Revere's reserves and financial projections, and give you an independent opinion regarding Paul Revere's GAAP reserve adequacy, and our estimated actuarial value of the Company. The specifics of this project are described in my engagement letter dated January 5, 1996. Included in our calculations is the business of The Paul Revere Corporation, which includes The Paul Revere Life Insurance Company, The Paul Revere Variable Annuity Insurance Company, and The Paul Revere Protective Life Insurance Company.

     Please understand that the numbers shown in this letter are based on "best estimate" assumptions. If actual experience develops on a more favorable basis, higher margins and actuarial values will result; if actual experience develops on a less favorable basis, lower margins and actuarial values will result. This letter is intended only for the internal use of Textron and Paul Revere management, including its Boards of Directors. It should not be distributed to anyone outside of Textron or Paul Revere without the prior approval of Milliman & Robertson. Under no circumstances should this letter be filed with the Securities and Exchange Commission, or with any other state or federal regulators. Any distribution of this letter should include the entire letter with appendices.

     We have relied solely on the information provided to us by Paul Revere; we have not verified the accuracy of any of the data or other information given to us, except that we did review the data for reasonableness and consistency. In the event that the data or other information supplied to us was incorrect or inaccurate, the results presented in this letter would be affected. The principal items we relied upon are: Company calculations from its DIFM and PTS models, morbidity and persistency studies, unit expense data, calculation of asset and liability cash flows and resulting portfolio yield rates, cash flow testing for all lines of business, policy year data for new disability sales, and the calculation of reserve margins for some portions of the total reserves. We also relied on the Company's calculations of reserves and other balance sheet items. Except for U.S. disability insurance, we did not compare actual statutory reserves to minimum statutory reserve requirements.

GENERAL METHODOLOGY

  United States Disability

     To shorten the length of this letter, I have given a general description of our methodology and assumptions below. A more complete discussion of the assumptions and model is in Appendices A and B attached to this letter, and the appendices need to be reviewed for a complete understanding of the results shown in this letter.

     We used the model office developed by Paul Revere for DAC recoverability testing. The Paul Revere actuaries did all of the calculation work under my direction. We reviewed the most recent morbidity experience available, and generally assumed that future morbidity will be similar to that of the recent past, with two exceptions: (1) We assumed some modest improvement in physician morbidity in the future as physicians become more acclimated to managed care.
(2) We assumed a slight upward trend in morbidity of 1/4% per year, on a simple rather than compound basis, to account for secular deterioration. We also assumed that lapses will continue to be fairly low, as has been the recent experience of Paul Revere.

     The Paul Revere actuaries calculated portfolio interest rates based on the assets allocated to this line of business, and a level net new money interest rate of 6.9% (gross new money rate of 7.15%). This new money rate is consistent with yields on recent new investments at Paul Revere, and assumes that the investment department will be able to lock in some yields when interest rates spike upward due to volatility, in a generally decreasing interest rate environment.

     We used maintenance unit expense rates that have been forecast by Paul Revere through the year 2000, then have assumed that any flat dollar unit costs will increase at 1.5% per year thereafter. These maintenance expenses include a provision for overhead costs at 1.5% of premium. For new business, we used acquisition unit costs forecast by Paul Revere for 1996, and have assumed they will remain level in the future (i.e., productivity gains will be offset by inflation). The unit expense assumptions in our model reproduce actual annual statement expense allocations.

     New business sales are expected to be $112 million dollars in 1996, the same as 1995 sales. We then assumed that sales will grow at a 4% compound rate in 1997 and later.

     In our projections we used the Paul Revere target surplus level of 205% of the NAIC minimum risk-based capital.

  United States Life Insurance, Group Insurance and Financial Products

     Our projections are based on the models developed by Paul Revere for its cash flow testing analysis. For the group insurance line, we introduced the run-off of renewal business as prepared by Paul Revere because the cash flow testing projections did not include renewal premiums. We further adjusted the cash flow testing projections to (1) distribute profits as earned, and (2) introduce target surplus at the Paul Revere target level of 205% of the NAIC minimum risk-based capital.

     We reviewed the projected mortality, morbidity and lapse experience in the cash flow testing, and found no need to make adjustments. The portfolio yield rates and maintenance expense assumptions are consistent with the assumptions used for U.S. disability insurance.

     For simplification, no new business was assumed in our projections for these lines of business.

  Canada

     Because Paul Revere's Canadian business is both profitable and a small part of the total business, we accepted the DAC recoverability tests done by the Company without any changes. We used the Company's assumptions from the DAC recoverability tests to project statutory earnings; statutory reserves and assets were put into PTS (see model description in Appendix B) to project statutory earnings and portfolio yield rates. Statutory reserves and earnings are projected in U.S. dollars, and the statutory reserves are those used for the U.S. statutory statements.

     New Canadian disability business was accounted for by proportionately increasing the U.S. disability new business projections. New Canadian business is assumed to be $12 million (U.S.) in 1996.

NET GAAP RESERVE MARGINS

     As indicated above, we have estimated disability GAAP reserve margins as of 12/31/95 using "best estimate" assumptions in a gross premium reserve calculation. If actual experience develops on a less favorable basis, lower margins will result; if actual experience develops on a more favorable basis, higher margins will result.

       12/31/95 ESTIMATED DISABILITY NET GAAP RESERVE MARGINS (MILLIONS)

        U.S. Disability.....................................................  -196.8
        Canada..............................................................    32.6
                                                                              ------
                  Total.....................................................  -164.2
                                                                              ======

     We have included overhead in the disability unit expense assumptions; if overhead is excluded from the assumptions, we estimate that the disability reserve margins can be improved by $54.1 million.

     Our analysis has shown that the net GAAP reserves are adequate in Paul Revere's other lines of business.

ACTUARIAL VALUE OF EXISTING BUSINESS

     We have estimated the present value (PV) of future after-tax statutory earnings as of 12/31/95 using "best estimate" assumptions. We have also analyzed the cost of required capital for this business. The table below shows these values by line of business at various discount rates:

     12/31/95 ESTIMATED ACTUARIAL VALUE OF EXISTING BUSINESS (IN MILLIONS)

                           DISCOUNT RATE                           10%       12%       15%
    ------------------------------------------------------------  -----     -----     -----
    U.S. Disability.............................................  270.5     225.1     173.3
    U.S. Life...................................................   42.8      37.8      32.0
    U.S. Financial Products.....................................  114.7     105.7      94.4
    U.S. Group..................................................  118.6     104.2      87.2
    Canada......................................................   86.1      72.5      57.2
    Total After-Tax Value Before Cost of Required Capital.......  632.7     545.3     444.1
                                                                   ----      ----      ----

                           DISCOUNT RATE                           10%       12%       15%
    ------------------------------------------------------------  -----     -----     -----
    Cost of Required Capital....................................  213.3     259.1     310.1

                           DISCOUNT RATE                           10%       12%       15%
    ------------------------------------------------------------  -----     -----     -----
    Total After-Tax Value After Cost of Required Capital........  419.4     286.2     134.0
                                                                   ====      ====      ====

  Adjusted Statutory Book Value

     The following table summarizes the development of the Adjusted Statutory Book Value as of 12/31/95:

        DEVELOPMENT OF 12/31/95 ADJUSTED STATUTORY BOOK VALUE (MILLIONS)

    Statutory Capital and Surplus...............................................   375.6
    Asset Valuation Reserve (AVR)...............................................    81.0
    Interest Maintenance Reserve (IMR)..........................................    31.7
    Furniture and Equipment.....................................................     3.9
    Pre-paid Rent...............................................................     0.5
    Pension Plan Overfunding....................................................     1.0
    Market Value Adjustment for Assets Allocated to Surplus, AVR, IMR...........    42.5
    Postretirement Benefit Liability............................................   -16.4
    Paul Revere Corporation Debt................................................   -86.8
                                                                                  ------
              Adjusted Statutory Book Value.....................................   433.0
                                                                                  ======

     Adjusted Statutory Book Value takes into account non-admitted assets which have value to the Company, benefit plan overfunding or liabilities, and the market value of assets allocated to surplus, AVR and IMR. Paul Revere Corporation borrowed funds which increased capital and surplus in the subsidiary insurance companies, and that debt is also reflected.

  Total Estimated Status Value of The Company

     The total estimated status value of the Company includes the Adjusted Statutory Book Value plus the Total After-Tax Value and After Cost of Required Capital of existing business in force:

                   12/31/95 ESTIMATED STATUS VALUE (MILLIONS)

                             DISCOUNT RATE                             10%     12%     15%
    ----------------------------------------------------------------  -----   -----   -----
    12/31/95 Estimated Actuarial Value of Existing Business.........  852.4   719.2   567.0

  Rationale for Statutory Approach

     Our development of the actuarial values in this letter reflect statutory accounting practices. We believe it is appropriate to analyze a life company using the statutory approach for two reasons: (1) Statutory accounting determines the availability of earnings for dividends to life company shareholders, and (2) statutory surplus constitutes the funds available for investments in new business or other ventures requiring capital.

  Cost of Required Capital

     The approach used to project yearly profits and present values reflects an assumption that all future earnings from in force business are paid out as reported. Additional recognition has been given to the level of statutory book value required in order to continue favorable regulatory and rating agency treatment. This is shown above as the Cost of Required Capital. The calculations are based on Paul Revere's target surplus, which is 205% of the minimum NAIC risk-based capital.

     The amount of capital required to support the business is treated as an investment of corporate surplus funds beginning in 1996. The resulting required capital earns interest each year at the net new money interest rate, and runs off in proportion to the decline in projected reserves, premiums, and the amount at risk. As the level of required capital runs off, it is released back to free surplus.

     The resulting cost of required capital arises because an investor demands a return on investment, including required capital funds, in excess of the underlying net investment earnings rate earned on the assets supporting policy reserves.

ACTUARIAL VALUE OF NEW DISABILITY BUSINESS

     There is clearly value to Paul Revere as an ongoing entity because the Company can manufacture and distribute new, profitable business. Using Paul Revere data from recent pricing work, we have projected the actuarial value as of 12/31/95 of new disability business from U.S. and Canada disability sales for 3 years (1996-1998), 5 years (1996-2000) and 10 years (1996-2005) as follows:

   ESTIMATED ACTUARIAL VALUE OF NEW U.S. & CANADA DISABILITY SALES (MILLIONS)
               (AFTER-TAX VALUE, AFTER COST OF REQUIRED CAPITAL)

                             DISCOUNT RATE                             10%     12%     15%
    ----------------------------------------------------------------  -----   -----   -----
    3 Years of New Business.........................................  216.8   160.9   101.5
    5 Years of New Business.........................................  342.4   249.9   154.0
    10 Years of New Business........................................  601.0   422.4   247.1

     We have not estimated the value of new business from other lines of business, but can do so if you feel that will be valuable information to Textron.

RELATIONSHIP OF ESTIMATED ACTUARIAL VALUE TO MARKET VALUE

     An estimated actuarial value does not necessarily represent the value of a company's stock in the open market. It is derived from a carefully constructed projection of future earnings and, therefore, reflects the value of a company's earnings potential under a specific set of assumptions. Of course, the value of any business enterprise is a matter of informed judgement. Different parties will arrive at different values depending on their outlook and the opportunities they see for the company in the future. Market valuation is determined by the parties involved based on their respective evaluations of all relevant factors.

SENSITIVITY TESTS

     To understand the sensitivity of the actuarial values to variations in assumptions, we recalculated the existing U.S. disability business projections to reflect change in morbidity, lapse rates and new money interest rates. The changes in projection results are shown below:

    CHANGE TO 12/31/95 ESTIMATED ACTUARIAL VALUE OF EXISTING U.S. DISABILITY
                                    BUSINESS
                                   (MILLIONS)

                           DISCOUNT RATE                           10%      12%      15%
    ------------------------------------------------------------  ------   ------   ------
    +15% Morbidity..............................................  -375.8   -346.5   -310.8
    -15% Morbidity..............................................  +375.6   +346.4   +310.8
    +10% Lapse Rates............................................   +12.8    +12.6    +12.0
    -10% Lapse Rates............................................    +0.5     -0.3     -2.1
    +1% New Money Interest Rate.................................   +59.4    +51.6    +42.3
    -1% New Money Interest Rate.................................   -64.5    -55.6    -45.3

     We did not perform sensitivity tests for other lines of business, but can do so if you feel that will be important information to Textron. It should be noted that some lines of business will react in an opposite direction to disability insurance, and are therefore an internal hedge to the disability line when experience changes. It should also be noted that these sensitivity tests assume that changes in morbidity, lapses and interest rates are independent events; in fact, we believe that morbidity has some relationship to both lapse rates and interest rates, but we have not measured these relationships.

     The cost of required capital can be easily adjusted to recognize different levels of target surplus that are percentages of NAIC minimum risk-based capital
(RBC). For example, if the target surplus were 150% of RBC instead of 205%, the cost of capital numbers can be multiplied by 150/205 to obtain the correct adjusted results.

GENERAL

     Please let me know if you have any questions about this letter, or would like more detailed information on the assumptions we used.

                                          Sincerely yours,



                                          /s/ David E. Scarlett
                                          ---------------------------
                                          David E. Scarlett, FSA
                                          Consulting Actuary

                                                                      APPENDIX A

                  ASSUMPTION DOCUMENTATION FOR U.S. DISABILITY

     This appendix documents the assumptions used to perform a gross premium valuation, and to project distributable earnings for Paul Revere's existing U.S. disability business.

MORBIDITY

  1996 and Later Issues

     The morbidity assumptions outlined in Paul Revere's July, 1995, State of the Business Review were used with the following changes:

          1. Load 20% for CA and FL business, reduced by higher CA and FL premium rates.

          2. Assume that improvements in underwriting and product will decrease morbidity by 12%.

          3. Assume improved claim practices will decrease morbidity by 3%.

          4. Assume that physician morbidity will decrease aggregate morbidity by 3%**.

          5. Load 9% for recent deterioration in claim termination rates (4% from Paul Revere trend assumption, plus an additional 5%).

  1992 to 1995 Issues

     The morbidity assumptions outlined in Paul Revere's July, 1995, State of the Business Review were used with the following changes:

          1. Load 40% for CA and FL business, reduced by higher CA and FL premium rates.

          2. NBR adjustment factor = 51/53; 0% to 5% adjustment to incurred claims to flatten NBRs in the first 6 years.

          3. Assume that improvements in underwriting and product will decrease morbidity by 8%.

          4. Assume improved claim practices will decrease morbidity by 3%.

          5. Assume that physician morbidity will decrease aggregate morbidity by 3% in 1996, decreasing to 6% over 10 years**.

          6. Load 9% for recent deterioration in claim termination rates (4% from Paul Revere trend assumption, plus an additional 5%).

  1990 and 1991 Issues

     The morbidity assumptions outlined in Paul Revere's July, 1995, State of the Business Review were used with the following changes:

          1. Load 50% for CA and FL business.

          2. NBR adjustment factor = 51/53; 0% to 5% adjustment to incurred claims to flatten NBRs in the first 6 years.

          3. Assume improved claim practices will decrease morbidity by 3%.

          4. Assume that physician morbidity will decrease aggregate morbidity by 3% in 1996, decreasing to 6% over 10 years**.

          5. Load 9% for recent deterioration in claim termination rates (4% from Paul Revere trend assumption, plus an additional 5%).

  1985 to 1989 Issues

     Non-Physician

          1. Incidence A/E is 1.09, plus load* of 35% for recent deterioration in loss ratios.

             a. NBR adjustment factor = 96/109.

          2. 12 month claim persistency A/E is 1.56.

          3. 24 month claim persistency A/E is 1.00.

          4. 36 month claim persistency A/E is 1.00.

     Physician

          1. Incidence A/E is 1.08, plus load* of 35% for recent deterioration in loss ratios.

             a. NBR adjustment factor = 96/109.

          2. 12 month claim persistency A/E is 1.39 grading down to 1.33 over 10 years**.

          3. 24 month claim persistency A/E is .94.

          4. 36 month claim persistency A/E is .94.

  1981 to 1984 Issues

     Non-Physician

          1. Incidence A/E is .89, plus load* of 25% for recent deterioration in loss ratios.

             a. NBR adjustment factor = 72/79.

          2. 12 month claim persistency A/E is 1.35.

          3. 24 month claim persistency A/E is 1.00.

          4. 36 month claim persistency A/E is .98.

     Physician

          1. Incidence A/E is .96, plus load* of 38% in 1996 grading to 25% over 10 years for recent deterioration in loss ratios**.

             a. NBR adjustment factor = 72/79.

          2. 12 month claim persistency A/E is 1.80 grading down to 1.60 over 10 years**.

          3. 24 month claim persistency A/E is .99.

          4. 36 month claim persistency A/E is .94.

  1980 and Earlier Issues

     Non-Physician

          1. Incidence A/E is .78, plus load* of 34% for recent deterioration in loss ratios.

             a. NBR adjustment factor = 72/79.

          2. 12 month claim persistency A/E is 1.23.

          3. 24 month claim persistency A/E is 1.02.

          4. 36 month claim persistency A/E is .82.

     Physician

          1. Incidence A/E is .85, plus load* of 34% for recent deterioration in loss ratios.

             a. NBR adjustment factor = 72/79.

          2. 12 month claim persistency A/E is 1.31.

          3. 24 month claim persistency A/E is 1.00.

          4. 36 month claim persistency A/E is .86.

 * [For non-physicians, A/E incidence is based on the average of 1990 - 1994 experience, and A/E claim persistency is based on the average of 1990 - 1993 experience. To reflect recent experience, the average incurred loss ratios for 1994 - 1995 were compared to the average incurred loss ratios for the periods 1990 - 1993 and 1990 - 1994. For physicians, A/E incidence and claim persistency is based on 1994 experience. To reflect recent experience, 1995 incurred loss ratios were compared to 1994 incurred loss ratios.]

** [Physician morbidity is expected to show modest improvements in the future due to external causes, such as physicians becoming better acclimated to managed care.]

  Trend

     All of the above morbidity assumptions include 1/4% per year increase in claim costs (no cap), on a simple rather than compound basis, to account for secular deterioration.

  Residual Benefit Loads

     All of the above morbidity assumptions are for total disability. The cost of residual benefits is based on the recommended loads from Gary Kiontke's 11/16/95 memo: range is from 1.163 for Class 3A, 30-day elimination period, to
1.816 for Class P4 (physician business), 90-day elimination period, single-life sales.

  Female Morbidity

     1989 and Earlier Issues

     The starting morbidity assumptions above are for males only, and have been adjusted by actual to expected experience where actual includes males and females, and the expected is a male only table.

     1990 and Later Issues

     The morbidity assumptions outlined in Paul Revere's July, 1995, State of the Business Review have female to male factors based on recent Paul Revere experience.

INTEREST RATES

     Portfolio interest rates were calculated assuming a gross new money rate of 7.15% on positive cash flow. This new money rate assumes a gradually decreasing interest rate environment where the Paul Revere investment department counteracts the decline by locking in higher rates when rates spike upward due to volatility. Further, it is assumed that investment expenses are 15 basis points and defaults are 10 basis points; this results in a net new money rate of a level 6.9%.

INFLATION

     The new money rate assumption assumes economic inflation is about 2%. 2% CPI increases for COLA benefits mean increases begin at the 4% minimum (not compounded) for most COLA business. Flat dollar expenses (per policy and per lapse) are inflated at 1.5% per year beginning in year 2001 to reflect anticipated productivity gains.

MAINTENANCE EXPENSES

     The starting maintenance unit costs are from Al Riggieri's 12/15/95 memo regarding the US-DI DAC recoverability study. These costs vary slightly by distribution channel, and the 1995 unit costs for brokerage business are shown below:

        Per Policy..........................................................  $20.42
        Per Lapse...........................................................  $ 4.71
        % Premium...........................................................    6.38%
        % Benefits..........................................................    4.92%

     Overhead expenses of 1.5% of premium are included in the above unit costs. Paul Revere has experienced lower maintenance unit costs because of recent productivity gains. More productivity gains are anticipated in years
1996 - 2000, and the above unit costs have been adjusted downward proportionally to the following numbers (which are total maintenance expenses expressed as percentages of premium):

        1995...................................................................  9.5
        1996...................................................................  9.3
        1997...................................................................  9.0
        1998...................................................................  9.0
        1999...................................................................  8.7
        2000...................................................................  8.3

     As noted above, flat dollar expenses (per policy and per lapse) are inflated at 1.5% per year beginning in year 2001.

LAPSES

          The best estimate annual policy year lapse rates for 1990 and later issues as stated in Al Riggieri's 12/15/95 memo regarding DAC recoverability study were used for all policies regardless of year of issue. Lapse rates were modified in the first policy year to vary by occupation class and issue age, and were graded into renewal lapse rates in such a way that policy persistency at the end of 5 years is equal to the 5-year policy persistency implied by the lapse rates in the DAC recoverability study.

RISK BASED CAPITAL (RBC)

     Paul Revere targets 205% of the minimum RBC adopted by the NAIC.

NEW BUSINESS

  Sales

     1996 sales are assumed to be $112 million, equal to 1995 sales. Sales are assumed to grow at a 4% compound rate in 1997 and later.

  Acquisition Expenses

     Acquisition unit costs used in the projections of new business are as follows:

        Per policy.........................................................  $364.28*
        Per $100/mo........................................................  $  0.72
        % Prem. issued.....................................................     0.59%
        % Prem. collected..................................................    23.18%

---------------

* includes underwriting acquisition cost expressed as a per policy unit cost.

     Paul Revere has programs in place to reduce future acquisition costs. Because these future expected gains are not large, it is assumed that inflation will offset future productivity gains, and that acquisition expenses will remain level.

                                                                      APPENDIX B

                     MODEL DESCRIPTION FOR U.S. DISABILITY

     We projected cash flows using Paul Revere's DI Financial Model (DIFM), that is also used for DAC recoverability testing. Adjustments were made to explicitly model the 1994 rate book, and to model business in force as of 12/31/95. The model projects future premiums, commissions, expenses, cash benefit payments, and claim reserves for claims incurred after 12/31/95. For claims incurred prior to 12/31/95, a separate projection was made of cash benefits and claim reserve runouts. These existing claims were needed to validate the model to historical interest-adjusted loss ratios (called net benefit ratios or NBRs by Paul Revere).

     The model office consists of 2,125 cells to represent the book of business. The major model office parameters are issue year group, distribution channel, product plan, ratebook, issue age, sex, elimination period, benefit period, occupation class, and policy duration. This model office structure was chosen to provide adequate representation of varying products and rate levels as well as allowing for sufficient breakdowns to accommodate material variations in assumptions. Documentation is available which shows the premium breakdown according to all the variables mentioned above. Projections were made for 30 years, from 1996 through 2025.

     The output from this model is an estimate of cash flows for policy benefits, commissions, expenses, premiums and investment income. Investment income is based on portfolio assets that equal net GAAP reserves (GAAP policy reserves less DAC) and modelled yield rates as referred to below. These cash flows are used to measure the adequacy of net GAAP reserves, and determine DAC recoverability.

     Cash flows and statutory reserves from DIFM were input to a profit testing system (PTS is software from an outside vendor), in order to project statutory earnings. The PTS system also calculates federal income tax including the DAC proxy tax, and reflecting appropriate tax reserves. Specific assets, equal to reserves, were also input into PTS, and the system calculated portfolio yield rates on a calendar year basis. These portfolio yield rates were then used in the GAAP reserve adequacy test discussed above.

     A separate spreadsheet was used to calculate present values of after-tax statutory earnings, and to calculate the cost of capital based on Paul Revere's surplus targets. These present value calculations used discount rates that may be indicative of investor ROI targets (10%, 12% and 15%).

     Aggregate adjustments were made to reflect the effect of expected experience credits from the reinsurance ceded to Lincoln National, DAC tax impacts including the Lincoln National reinsurance, and after tax earnings from the assumed reinsurance of various closed blocks of inforce disability business.

                                                                      APPENDIX C

               ACTUARIAL ANALYSIS OF THE PAUL REVERE CORPORATION

      NOTICE TO READERS OF THE MILLIMAN & ROBERTSON APRIL 23, 1996 LETTER

INTRODUCTION

     This Appendix contains important explanatory material for readers of the April 23, 1996 Milliman & Robertson, Inc. Letter to Richard A. Watson, Senior Vice President and Treasurer, of Textron, Inc. This Appendix, dated as of August 28, 1996 amends and supplements and is an integral part of the April 23, 1996 letter. Both this Appendix and the April 23, 1996 letter must be read to their entirety in order to understand the scope, limitations, and conclusions inherent in the Milliman & Robertson, Inc. Actuarial analysis.

SCOPE AND LIMITATIONS

     Milliman & Robertson, Inc. ("M&R"), was retained by Textron, Inc. to perform actuarial analyses with respect to the insurance operations of The Paul Revere Corporation ("Paul Revere"). The Paul Revere Corporation includes The Paul Revere Life Insurance Company, The Paul Revere Variable Annuity Insurance Company, and The Paul Revere Protective Life Insurance Company. Specifically, M&R's assignment was to estimate the actuarial value of Paul Revere by developing an estimate of (1) the Adjusted Statutory Book Value of Paul Revere at December 31, 1995; (2) the present value of expected future statutory profits from business in force at December 31, 1995; and (3) the present value of expected future statutory profits arising from new business written after December 31, 1995. In addition, M&R was asked to analyze the actuarial adequacy of Paul Revere's reserves as reported on a generally accepted accounting principles ("GAAP") basis as of December 31, 1995.

     M&R's analysis was summarized in a letter dated April 23, 1996 to Richard
A. Watson, Senior Vice President and Treasurer, of Textron, Inc. M&R is frequently engaged to prepare analyses of life insurance companies. The approach followed in the April 23, 1996 letter is consistent with the methodology we have generally employed in previous engagements. The April 23, 1996 letter constitutes an "actuarial appraisal" under Actuarial Standard of Practice No. 19 as promulgated by the Actuarial Standard Board.

     Any reader of this April 23, 1996 letter should possess a substantial level of expertise in the areas relevant to this analysis in order to appreciate the significance of the assumptions employed and the impact of these assumptions on the illustrated results. The reader should be advised by, among other experts, an actuary or other professional competent in the areas of actuarial valuation, and reserve adequacy analysis so as not to misinterpret any of the results.

     The actuarial values and the reserve margins shown in the April 23, 1996 letter are derived from carefully constructed projections of operating results incorporating M&R's estimates of future morbidity, mortality, voluntary lapses, operating expenses, investment earnings, and related factors. These assumptions have been derived based on M&R's judgement and our analysis of Paul Revere's historical experience, typical industry assumptions, and anticipated future trends. Although we believe that the choice of these assumptions as appropriate for the purpose of our analysis, there is no expectation that actual experience will conform to these assumptions, nor any guarantee that it will fall within the range of the sensitivity tests illustrated in the letter. It is highly probable that actual and experience will develop differently from the projected. If actual experience develops on a basis more favorable to the Company than assumptions utilized in the projections, higher values and greater reserve margins will result. If actual experience develops on a less favorable basis, lower values and smaller reserve margins will result.

DATA RELIANCE

     In conducting our analysis we have relied upon information provided by Paul Revere and listed in the April 23, 1996 letter. We did not audit nor independently verify any of the information furnished, except that we did review the data for reasonableness and consistency. To the extent that any of the data or other information supplied to us was incorrect or inaccurate, the results of our analysis could be materially affected.

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SOFTWARE RELIANCE

     Calculations utilized in estimating the actuarial value of Paul Revere and the margin in the December 31, 1995 GAAP reserve, were carried out by Paul Revere personnel, under M&R's direction and supervision, using models and software systems developed, leased, or otherwise acquired by Paul Revere. Paul Revere personnel conducted tests to verify the accuracy of these computer models and software systems and such tests were analyzed and reviewed by M&R. M&R personnel also reviewed the calculations for reasonableness and consistency. M&R did not, however, audit or independently verify the accuracy of the computer models and software systems utilized in deriving the values shown in the April 23, 1996 letter.

RATIONALE FOR STATUTORY APPROACH

     We have taken the classical approach in estimating the actuarial value of Paul Revere as presented in the April 23, 1996 letter. This approach, described in various articles in the Transactions of the Society of Actuaries (e.g., Volume XI, pp 378-380), determines the actuarial value as the sum of the adjusted statutory book value at the valuation date plus the discounted value of future projected after-tax statutory profits. Two reasons why we believe it is appropriate to value a life insurance company using the statutory approach are:

     - Statutory accounting determines the availability of earnings for dividends to the insurance company shareholders.

     - Statutory surplus constitutes the funds available for investments to new business or other ventures requiring capital.

COST OF REQUIRED CAPITAL

     In estimating the actuarial value of Paul Revere, recognition has also been given to the cost of capital required in order to continue favorable regulatory and rating agency treatments. Such a cost of capital adjustment, as explained more fully in the letter, is intended to allow for the fact that an investor typically demands a return on investment, including required capital funds, in excess of the underlying net investment earnings rate earned on the assets supporting policy reserves.

DISCOUNT RATES

     The actuarial value of Paul Revere was estimated using discount rates of 10% and 15%. The choice of a discount rate is an important factor in the determination of the actuarial value. There are no universally accepted discount rates. We believe that the rates used are reasonable for this situation, but the use of other rates would also be reasonable. If a higher discount rate were selected, a lower actuarial value would result; conversely, if a lower discount rate were selected, a higher actuarial value would result.

     We did not utilize the discount rates of 10%, 12%, and 15% in developing the Adjusted Statutory Book Value. The amount of Adjusted Statutory Book Value is based on the market value of the assets supporting statutory capital, surplus and related items. The rate of return to a purchaser on the Adjusted Statutory Book Value will then be the rate of return produced by the December 31, 1996 asset values.

     The net GAAP reserve margin was computed using a discount rate equal to the net investment earnings rate earned on asset values supporting such reserves. This methodology is consistent with generally recognized actuarial procedures.

RELATIONSHIP OF ACTUARIAL VALUE TO MARKET VALUE

     The actuarial value does not necessarily represent the value of a company's stock in the open market. Rather, it is derived from a carefully constructed projection of future earnings and therefore reflects the value of a company's earnings potential under a specific set of assumptions. Of course, the value of any business enterprise is a matter of informed judgement. Different parties will arrive at different values depending upon

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their outlook and upon the opportunities they see for the company in the future.
Purchase or sale is determined by the parties involved based upon their respective evaluations of all relevant factoring, including:

     - the perspective of the buyer or the seller and the level of confidence regarding the assumptions underlying the projected earnings,

     - the desired rate of return,

     - the degree of urgency attached to the sale or acquisition,

     - significant tax or other consequences, unique to a proposed transaction, which can have an effect upon fair market value.

NEW BUSINESS PRODUCTION

     The present value of statutory profits on new business production represents one component of the actuarial value of an insurance company. The magnitude of new business production is affected by many factors including the size and skill of the sales force, product competitiveness, and available surplus funds. Because of the uncertainty surrounding the level of new business production, the April 23, 1996 letter includes an analysis of alternative production levels as represented by 3, 5, and 10 years of projected new business sales. To the extent the actual sales deviate from the levels illustrated in the letter, the value of the Company will also be affected.

FEDERAL INCOME TAXES

     Federal income taxes, including the DAC proxy tax, have been deducted from projected statutory profits in deriving the actuarial value of Paul Revere. No adjustment has been made for any potential "Phase III" tax on amounts accumulated in the policyholders' surplus account. In addition, no attempt was made to account for any potential benefit or cost that might be created if a deemed asset sale under Section 338(h)(10) of the I.R.C. were elected in connection with the sale of Paul Revere.

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